Exhibit 99.1

China Customer Relations Centers, Inc. Announces Full Year 2015 Financial Results

TAI'AN, China, April 29, 2016 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) ("CCRC" or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced its financial results for the year ended December 31, 2015.

2015 Year-to-Date Financial Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 39.1% to $59.4 million driven by increased sales to existing clients and sales to new clients.
●	Gross margin expanded by 3.5% to 21.0% while operating margin increased by 4.8% to 8.8%, due to improved operating efficiency and the non-renewal of less profitable customer contracts.
●	Net income increased by 167.9% to $4.8 million. Earnings per share increased by 172.7% to $0.30.
●	The provincial subsidiaries of China Mobile and China Telecom remained our largest clients, contributing $26.7 million (45% of total revenues) and $11.0 million (19% of total revenues) to revenues, respectively, in 2015.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, "We are very pleased to report strong financial results for the year of 2015 with revenues growing by 39.1% to $59.4 million and net income by 167.9% to $4.8 million, respectively, both were record highs since our inception."

Mr. Wang continued, "While 2015 was clearly a banner year for CCRC, we expect the momentum to continue as our relationships with existing key clients continue to expand and believe that we will continue to attract new clients due to our increasing public and financial profile following our recent IPO. We believe the Chinese BPO market remains in the early stages of development and is highly fragmented compared to other developed countries, offering plenty of opportunities for us to continue to grow at a healthy rate through organic growth and selective acquisitions. We are excited about our trajectory and look forward to our future."

Twelve Months Ended December 31, 2015 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2015	2014	% Change
Revenues	$59.4	$42.7	39.1%
Gross profit	$12.5	$7.5	66.5%
Gross margin	21.0%	17.5%	3.5%
Operating income	$5.2	$1.7	205.5%
Operating margin	8.8%	4.0%	4.8%
Net income	$4.8	$1.8	167.9%
EPS	$0.30	$0.11	172.7%

Revenues

For the twelve months ended December 31, 2015, revenues increased by $16.7 million, or 39.1%, to $59.4 million from $42.7 million for the same period last year. This increase was mainly driven by the growth of our BPO business with increased sales to our existing BPO clients and sales to new BPO clients. The provincial subsidiaries of China Mobile and China Telecom remained our largest clients, contributing $26.7 million and $11.0 million in revenues, respectively, in 2015. We added several new BPO clients in 2015, including, Qunar (an online travel company), DIDI (a mobile taxi-calling company), Jiedaibao (an online lending platform) a subsidiary of Alibaba and S.F. Express.

Gross profit and gross margin

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $11.7 million, or 33.3%, to $46.9 million for the twelve months ended December 31, 2015 from $35.2 million for the same period last year. As a percentage of revenues, cost of revenues was 79.0% for the twelve months ended December 31, 2015, compared to 82.5% for the same period last year.

Gross profit increased by $5.0 million, or 66.5%, to $12.5 million for the twelve months ended December 31, 2015 from $7.5 million for the same period last year. Gross margin increased by 3.5% to 21.0% for the twelve months ended December 31, 2015 from 17.5% for the same period last year. The increase in gross margin was primarily due to improvement in overall operating efficiency and the termination of certain less profitable business.

Operating income and operating margin

Selling, general and administrative expenses increased by $1.5 million, or 25.4%, to $7.3 million for the twelve months ended December 31, 2015 from $5.8 million for the same period last year. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2016 due to becoming a publically traded company.

Income from operations increased by $3.5 million, or 205.5%, to $5.2 million for the twelve months ended December 31, 2015 from $1.7 million for the same period last year. Operating margin was 8.8% for the twelve months ended December 31, 2015, compared to 4.0% for the same period last year. The increase in operating income and operating margin was mainly driven by an increase in revenues as a result of expansion of our BPO business and improvement in gross margin as a result of improvement in overall operating efficiency.

Government Grants

We received government grants, which are discretionary and unpredictable in nature, of $1.0 million for the twelve months ended December 31, 2015, a decrease of $0.4 million, or 28.6%, from $1.4 million for the same period last year. Government grants as a percentage of net income were 21.5% and 80.8% for the twelve months ended December 31, 2015 and 2014, respectively.

Income Taxes

Provision for income taxes was $1.3 million for the twelve months ended December 31, 2015, an increase of $0.7 million, or 100.6%, from $0.6 million for the same period last year. We were entitled to a preferential enterprise income tax ("EIT") rate of 15% in 2014 and 2015. The standard enterprise income tax rate in China is 25%.

Net Income

Net income increased by $3.0 million, or 167.9%, to $4.8 million for the twelve months ended December 31, 2015 from $1.8 million for the same period last year. Earnings per basic and diluted share was $0.30 for the twelve months ended December 31, 2015, compared to $0.11 for the same period last year.

Financial Conditions

As of December 31, 2015, the Company had cash of $13.6 million, compared to $5.1 million at December 31, 2014. Total working capital was $16.1 million as of December 31, 2015, compared to $5.5 million at the end of 2014.

Net cash provided by operating activities was $6.0 million for the twelve months ended December 31, 2015, compared to $0.5 million for the same period last year. Net cash used in investing activities was $2.0 million for the twelve months ended December 31, 2015, compared to $1.3 million for the same period last year. Net cash provided by financing activities was $4.8 million for the twelve months ended December 31, 2015, compared to $0.2 million for the same period last year. The Company raised $8.5 million in net proceeds through an initial public offering of its common shares in December 2015.

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Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

●	customer relationship management;
●	technical support;
●	sales;
●	customer retention;
●	marketing surveys; and
●	research.

The Company's service is currently delivered from 11 call center locations in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 9,053 seats.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding (i) the future generation of financial growth from the Company's anticipated execution of its business plan, and (ii) anticipated ability to obtain new clients are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tina Xiao
Weitian Group LLC
Email: ir@ccrc.com
Phone: +1-917-609-0333

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014

ASSETS
Cash	$13,623,849	$5,097,010
Accounts receivable, net	8,852,024	6,819,452
Accounts receivable - related party	353,513	373,339
Notes receivable, current	125,687	1,157,793
Prepayments	625,876	639,861
Due from related parties	675,623	763,977
Other current assets	1,128,262	1,297,995
Total current assets	25,384,834	16,149,427
Restricted cash	500,000	-
Notes receivable, non-current	970,620	-
Property and equipment, net	4,087,832	3,715,981
Other assets	41,729	-
Deferred tax assets, non-current	23,974	-
Total non-current assets	5,624,155	3,715,981
Total assets	$31,008,989	$19,865,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$896,841	$189,089
Accrued liabilities and other payables	2,746,992	2,224,301
Wages payable	2,803,294	2,041,226
Income taxes payable	1,014,595	477,740
Short term loans	1,748,479	5,567,860
Due to related parties	-	2,422
Deferred tax liabilities, current	35,273	181,482
Total current liabilities	9,245,474	10,684,120
Deferred tax liabilities, non-current	-	4,450
Total non-current liabilities	-	4,450
Total liabilities	9,245,474	10,688,570
Shareholders' equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 and 15,929,600 shares issued and outstanding as of December 31, 2015 and 2014, respectively	18,330	15,930
Additional paid-in capital	11,178,774	2,684,150
Retained earnings	9,728,228	5,460,871
Statutory reserves	1,288,617	781,731
Accumulated other comprehensive income	(450,434)	234,156
Total shareholders' equity	21,763,515	9,176,838
Total liabilities and shareholders' equity	$31,008,989	$19,865,408

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2015	2014	2013

Revenues, net	$59,350,721	$42,661,732	$27,609,436
Revenues - related party	-	11,407	520,869
Total revenues	59,350,721	42,673,139	28,130,305
Cost of revenues	46,891,617	35,188,331	23,757,669
Gross profit	12,459,104	7,484,808	4,372,636
Operating expenses:
Selling, general & administrative expenses	7,250,331	5,779,600	3,085,437
Total operating expenses	7,250,331	5,779,600	3,085,437
Income from operations	5,208,773	1,705,208	1,287,199
Interest expense	(278,363)	(552,894)	(468,823)
Government grants	1,027,581	1,439,186	2,714,026
Other income	225,306	64,873	112,140
Other expense	(133,421)	(238,413)	(101,034)
Total other income	841,103	712,752	2,256,309
Income before provision for income taxes	6,049,876	2,417,960	3,543,508
Income tax provision	1,275,633	635,859	594,240
Net income	$4,774,243	$1,782,101	$2,949,268
Comprehensive income
Net income	$4,774,243	$1,782,101	$2,949,268
Other comprehensive income (loss)
Foreign currency translation adjustment	(684,590)	27,280	78,074
Total comprehensive income	$4,089,653	$1,809,381	$3,027,342
Earnings per common share
Basic	$0.30	$0.11	$0.19
Diluted	$0.30	$0.11	$0.19
Weighted average common shares outstanding
Basic	16,015,079	15,586,865	15,294,800
Diluted	16,015,079	15,586,865	15,294,800

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net income	$4,774,243	$1,782,101	$2,949,268
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,340,961	1,342,258	1,145,348
Allowance for doubtful accounts	-	145,076	23,628
Gain on disposal of property and equipment	-	(11,948)	-
Deferred income taxes	(172,000)	109,657	215,748
Changes in assets and liabilities:
Accounts receivable	(2,499,956)	(3,251,749)	(2,008,418)
Accounts receivable - related party	-	(11,407)	318,861
Due from related parties	(114,670)	468,555	(2,864)
Due to related parties	(2,394)	3,493	746
Prepayments	(361,006)	(489,918)	(88,972)
Other current assets	105,230	(234,067)	(287,655)
Accounts payable	725,435	18,998	(70,675)
Wage payable	908,720	267,931	548,372
Income taxes payable	586,931	106,833	361,547
Accrued liabilities and other payables	665,277	249,914	726,485
Net cash provided by operating activities	5,956,771	495,727	3,831,419
Cash flows from investing activities
Purchase of property and equipment	(1,614,696)	(965,118)	(600,916)
Change of restricted cash	(500,000)	-	-
Proceeds from sale of property and equipment	-	14,363	-
Loans to third parties	-	(132,742)	(1,146,919)
Repayment from third parties	-	130,172	-
Advance to related parties	(930,536)	(1,986,421)	(2,555,137)
Repayment from related parties	1,095,087	1,633,073	3,864,506
Net cash used in investing activities	(1,950,145)	(1,306,673)	(438,466)
Cash flows from financing activities
Proceeds from issuances of common shares	8,497,024	1,174,380	-
Capital contribution from owners	-	3,340,396	-
Distribution of capital to owners	-	-	(3,182,236)
Proceeds from related parties	-	32,543	3,517,971
Repayment to related parties	-	(3,749,916)	(9,574)
Proceeds from short term loans	3,800,367	7,386,830	10,452,451
Repayment of short term loans	(7,478,890)	(8,001,883)	(10,775,527)
Net cash provided by financing activities	4,818,501	182,350	3,085
Effect of exchange rate changes on cash and cash equivalents	(298,288)	11,043	100,052
Net change in cash and cash equivalents	8,526,839	(617,553)	3,496,090
Cash and cash equivalents, beginning of the year	5,097,010	5,714,563	2,218,473
Cash and cash equivalents, end of the year	$13,623,849	$5,097,010	$5,714,563
Supplemental cash flow information
Interest paid	$278,363	$552,894	$468,823
Income taxes paid	$915,895	$490,318	$17,303
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$405,924	$289,806	$232,843
Liabilities assumed in connection with purchase of property and equipment	$23,900	$68,839	$703,077

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